Filing pursuant to Rule 425 under the
Securities Act of 1933, as amended
Deemed filed under Rule 14a-12 under the
Securities Exchange Act of 1934, as amended

Filer:  Massey Energy Company

Subject Company:  Massey Energy Company

 Commission File Number:  001-07775

ALPHA + MASSEY Info Express March 2011 + Running Right + Did You Know + M+A Q&A Massey Energy ® Alpha Natural Resources RUNNING RIGHT This newsletter is being distributed to both Alpha and Massey employees to provide updated news, announcements, and information about the merger. Info Express will be published twice monthly until the deal is closed. Breaking News: Key Milestone Met This morning (March 17), Alpha filed its draft joint proxy statement/S-4 registration statement with the U.S. Securities and Exchange Commission (SEC). The filing is a major milestone toward bringing the Massey-Alpha transaction to a successful shareholder vote and closing. Once it is finalized and declared effective by the SEC, the joint proxy statement/S-4 will be the disclosure document mailed to Alpha and Massey stockholders to solicit their votes in favor of the merger and related matters, and it also registers the Alpha common stock for issuance to Massey stockholders at the merger closing. Among other things, the 350-plus page document explains the rationale behind the combination, provides detailed information about the transaction and the two companies, and includes pro forma (combined) financial information for 2010. The complete S-4 can be retrieved on the Internet by going to Alpha’s investor relations page and looking under recent filings. Alpha + Massey Creating a New Industry Leader Over the last few weeks, Alpha and Massey team members have been meeting to gain an understanding of each company’s operations, practices and policies. With this initial set-up phase wrapping-up this month, the teams will continues on pg. 3 Running Right What Does It Really Mean? Neighbors don’t always know each other. And so it is for Alpha and Massey. While Running Right is a pretty familiar term within Alpha, someone who works for a neighboring Massey facility just a few miles down the road may not be familiar with the phrase or know anything about it. As Alpha and Massey move toward their integration, and well after that, you’ll have plenty of opportunities to see and experience what Running Right is all about. Pat Teeters, Scale House Operator at Black Bear Prep Plant What does it mean? Running Right is a philosophy, a way of doing things, which guides everything that Alpha does. It’s grounded first in safety and watching out for one another. ● It’s a process centered on behavior and doing the right thing at all times; ● It empowers every individual to take responsibility and watch out for one another; ● It gives everyone a voice in making a safer and better work environment; ● The main tool is a simple, anonymous observation card. More than 10,000 of these cards are filled out every month from miners and others ... and all are reviewed and acted upon; ● Anyone can make a suggestion without fear of retribution (how could anyone be criticized for helping create a safer workplace?); ● Some suggestions highlight minor improvements and can be put into place immediately others are worked on by teams made up of both hourly and salaried employees. continues on pg. 2 ALPHA + MASSEY Info Express March 2011 Issue 1 page 1

Running Right continued from pg.1 Why should I care? Running Right isn't just a slogan (although it is actually trademarked by Alpha). It’s a process that is closely followed at all levels, even the administrative offices. There’s Running Right for everyone—it guides environmental programs, how accounting and human resources staffs provide valued service, and how sales people interact with customers. But the bottom line is this: employees are participants, not bystanders. Within Alpha, it’s called having a seat at the table. Over the last five years Alpha’s total reportable incident rate company wide has been reduced by 33 percent. This program is in place at each mine, preparation plant and office. Because of this process and the participation of employees, the organization achieved an excellent safety performance in 2010. In fact, over the last five years Alpha’s total reportable incident rate companywide has been reduced by 33 percent. Other interesting aspects of Running Right will appear in upcoming editions of Info Express. Also, we will feature several front-line people who describe their personal experiences in their own words. WebTip: The Safety First section of Alpha’s web site has an interactive graphic of the safety observation process. Did You Know... ● Massey began as a family-owned coal brokering business in Richmond, Virginia in 1916 and has grown into Central Appalachia’s largest coal company. ● Alpha’s Community Involvement Program assisted more than 700 community service organizations during 2010. ● In West Virginia, Massey has restored more previously surface-mined property than any other coal company. ● Alpha has arguably the widest U.S. geographic foot print of any coal company with operations in CAPP, NAPP, Powder River Basin in Wyoming and reserves in the Illinois Basin. M+A Q&A Q: How will this acquisition affect me? A: Ultimately, this acquisition is about growth and will provide new opportunities for employees. We expect it will result in long-term benefits for employees in both organizations. It represents greater longevity of reserve life, greater opportunities within a larger network of operations, and a stronger organization that can better withstand the many challenges facing the coal industry today. All of this is good for employees and their families. The transaction may not be completed for several more months, and it is highly important that all employees continue to focus on working safely Please submit suggestions or questions for M + A Q&A to: questions@alphanr.com. In Their Own Words This section will feature several employees who describe their own personal Running Right experiences. To begin the series, Chuck Barton from Wyoming #1 (deep mine in southern West Virginia) describes what Running Right means to him. Chuck, what did you first think of the Running Right process? To be honest, when I first started with the Brooks Run company, I fought the process. I came from a company that did not have a Running Right process. It was every man for him-self and I fought the Running Right pro-cess for over a year. Once I started to participate and going to meetings and writing cards and progressively writing more cards and talking to employees, things changed. Chuck Barton, 3rd Shift Communicator, Wyoming #1 in West Virginia How have things changed at the mine because of the Running Right process started? When you come to work at Brooks Run you’ll hear the guys talk about the Golden Rule, watching out for one another and taking care of one another. I feel 100% comfortable at work. I know everyone is watching my back, as I am watching theirs. The Running Right process works, once you buy into it. It’s not something you just do at work; you take it home with you. It’s a life changer and there’s no doubt in my mind it has saved my life. Before I came to Alpha, I took shortcuts and whatever was the easiest way to do things and it was just a matter of time before I got hurt or lost my life. Does this process make the mine a better place to work? By far Brooks Run and Alpha are the best companies I have ever worked for. What the guys don’t understand is on the observation cards, the first line says decide to observe. It’s your choice to make of this process what you want. It can be as good as you want or as bad as you want. Final thoughts? We’re in this together. This process takes all of us and I really believe we can make a difference. ALPHA + MASSEY Info Express March 2011 Issue 1 page 2

**Alpha + Massey** ***continued from pg.1***
begin to focus on more detailed planning and preparation to keep the organization operating smoothly and efficiently when the transaction closes.

Closing remains targeted for mid-year, pending the required regulatory approval and shareholder votes are secured. "We're confident that we will receive all the necessary government approvals, schedule and hold our shareholder votes, and the merger will move ahead as planned," said Vaughn Groves, Alpha's executive vice president and general counsel.

Alpha and Massey will be more than Central App neighbors once the deal is complete. The new Alpha Natural Resources will have combined resources of more than 5 billion tons of coal, estimated combined (pro forma) revenues of $8.5 billion this year, and significant financial strength and flexibility.

## Combined Alpha + Massey CAPP Operational Footprint


West Virginia
Kentucky
Virginia
Brooks Run North
Nicholas Energy
Mammoth
Valley
Rockspring
Independence
Kingston
Elk Run
Marfork
Progress
Pax
Logan County
Martin County
Delbarton
Stirrat
Long Fork
Sidney
Cobra/Callaway
Brooks Run South
Guyandotte
New Ridge
Virginia Energy
Enterprise
Knox Creek
Paramont / DR
Cumberland
Coal
Good
Massey
Alpha

**Forward Looking Statements** Information set forth herein contains "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties. Alpha and Massey caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Alpha and Massey, including future financial and operating results, the combined company's plans, objectives, expectations (financial or otherwise) and intentions and other statements that are not historical facts.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals of the transaction on the proposed terms and schedule; the failure of Alpha or Massey stockholders to approve the transaction; the outcome of pending or potential litigation or governmental investigations; the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; uncertainty of the expected financial performance of Alpha following completion of the proposed transaction; Alpha's ability to achieve the cost savings and synergies contemplated by the proposed transaction within the expected time frame; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; the calculations of, and factors that may impact the calculations of, the acquisition price in connection with the proposed merger and the allocation of such acquisition price to the net assets acquired in accordance with applicable accounting rules and methodologies; general economic conditions that are less favorable than expected; changes in, renewal of and acquiring new long term coal supply arrangements; and competition in coal markets. Additional information and other factors are contained in Alpha's and Massey's filings with the Securities and Exchange Commission (the "SEC"), including Alpha's and Massey's Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings, which are available at the SEC's web site http://www.sec.gov. Alpha and Massey disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise. **Important Additional Information and Where to Find It** This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Alpha has filed with the SEC a registration statement on Form S-4 (commission file number 333-172888) that includes a preliminary joint proxy statement/prospectus regarding the proposed merger. After the registration statement has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to Alpha and Massey stockholders in connection with with the proposed merger and the allocation of such acquisition price to the net assets acquired in accordance with applicable accounting rules and methodologies; general economic conditions that are less favorable than expected; changes in, renewal of and acquiring new long term coal supply arrangements; and competition in coal markets. Additional information and other factors are contained in Alpha's and Massey's filings with the Securities and Exchange Commission (the "SEC"), including Alpha's and Massey's Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings, which are available at the SEC's web site http://www.sec.gov. Alpha and Massey disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise. **Important Additional Information and Where to Find It** This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Alpha has filed with the SEC a registration statement on Form S-4 (commission file number 333-172888) that includes a preliminary joint proxy statement/prospectus regarding the proposed merger. After the registration statement has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to Alpha and Massey stockholders in connection with the proposed merger. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. You may obtain a copy of the joint proxy statement/prospectus and other related documents (when they become available) filed by Alpha and Massey with the SEC regarding the proposed merger as well as other filings containing information, free of charge, through the web site maintained by the SEC at www.sec.gov, by directing a request to Alpha's Investor Relations department at Alpha Natural Resources, Inc., One Alpha Place, P.O. Box 2345, Abingdon, Virginia 24212, Attn: Investor Relations, to D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, New York 10005 or to Massey's Investor Relations department at, (804) 788 - 1824 or by email to Investor@masseyenergyco.com. Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge, from Alpha's website at www.alphanr.com under the heading "Investor Relations" and then under the heading "SEC Filings" and Massey's website at www.masseyenergyco.com under the heading "Investors" and then under the heading "SEC Filings". **Participants in Solicitation** Alpha, Massey and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Alpha's and Massey's directors and executive officers in their respective definitive proxy statements filed with the SEC on March 30, 2010 and April 16, 2010, respectively. You can obtain free copies of these documents from Alpha or Massey using the contact information above.

ALPHA+MASSEY Info Express    March 2011 Issue 1    page 3